PRELIMINARY PROXY STATEMENT SUBJECT TO COMPLETION
DATED MARCH 25, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. _)

 Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

GrafTech International, Ltd.

(Name of registrant as specified in its charter)

Nilesh Undavia (the “Undavia Group”)

(Proxy Statement if other than the Registrant)

(Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

A LETTER FROM NILESH UNDAVIA

March 15, 2024

Dear Fellow GrafTech Stockholders:

I am a significant investor in GrafTech International, Ltd, a Delaware corporation (“GrafTech” or the “Company”), and I along with certain family trusts (the “Undavia Group” or “we”) own in the aggregate 15,318,517 shares of common stock of the Company, representing approximately 5.9% of the outstanding shares of common stock. The Undavia Group believes that the Board of Directors of this Company (the “Board”) needs significant change to ensure that the Company is being run in the best interest of all shareholders. We have thus nominated me to be elected to the Board of Directors at the upcoming Annual Meeting of Stockholders, to be held virtually at 8:00 A.M.Eastern Time on May 9, 2024 (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, collectively the “Annual Meeting”).

We are seeking my election to one (1) of the two (2) positions on the Board of Directors that will be filled at the 2024 Annual Meeting. We have taken this action because we believe that GrafTech can have a bright future, but that will not happen unless it has the right Board and leadership to move GrafTech in the right direction. As a significant shareholder, our interests are fully aligned with yours. We look forward to continuing to engage with you around improving GrafTech’s Board composition and positioning the Company for success.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the en- closed BLUE universal proxy card today. The attached Proxy Statement and the en- enclosed BLUE universal proxy card are first being mailed to shareholders on or about ____________, 2024.

If you have already voted for the incumbent management slate on the Company’s WHITE proxy card, you have every right to change your vote by signing, dating, marking your vote and returning a later dated BLUE universal proxy card or by voting virtually at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact InvestorCom, which is assisting us, at its address and toll-free number listed on the following page.

Thank you for your support,

Nilesh Undavia

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If you have any questions, require assistance in voting your BLUE universal proxy card,

or need additional copies of the Undavia Group proxy materials,

please contact InvestorCom at the phone numbers listed below.

 19 Old Kings Highway S. – Suite 130

Darien, CT 06820

Toll Free (877) 972-0090

Banks and Brokers call collect (203) 972-9300

proxy@investor-com.com

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PRELIMINARY PROXY STATEMENT SUBJECT TO COMPLETION
DATED MARCH 25, 2024

2024 ANNUAL MEETING OF STOCKHOLDERS

OF GrafTech International, Ltd.

_________________________

PROXY STATEMENT
OF
NILESH UNDAVIA (THE “UNDAVIA GROUP”)
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE UNIVERSAL PROXY CARD TODAY

This proxy statement and the accompanying BLUE proxy card are being furnished to shareholders of GrafTech International, Ltd. by the Undavia Group for the 2024 Annual Meeting of the Company being held virtually at 8:00 A.M. Eastern Time on May 9, 2024.

At the Annual Meeting the Undavia Group will propose that Nilesh Undavia be elected to the Board of Directors for a three-year term, and the shareholders will thus have an opportunity to vote on this nomination. Shareholders will thus have an opportunity:

1.	To elect Nilesh Undavia to the Board of Directors.
2.	To vote on management proposals to ratify the selection of an auditor and to approve, on an advisory basis, the Company’s senior executive compensation report.
3.	To transact such other business that may properly come before the Annual Meeting

This Proxy Statement and the enclosed BLUE universal proxy card are first being mailed to shareholders on or about [________], 2024.

The Company has disclosed that the Annual Meeting will take place in a virtual meeting format only. Shareholders will not be able to attend the Annual Meeting in person. For further information on how to attend and vote virtually at the Annual Meeting and by proxy please see the “VOTING AND PROXY PROCEDURES” and “VIRTUAL MEETING; BROKER NON-VOTES; DISCRETIONARY VOTING” sections of this Proxy Statement.

The Board is currently composed of seven (7) directors, each serving three-year terms. Only two (2) directors will be elected to three-year terms at the 2024 Annual Meeting. Through this Proxy Statement and enclosed BLUE universal proxy card, we are soliciting proxies to elect only Mr. Undavia. We are not seeking proxies with respect to any other item that may properly come before the Annual Meeting. Mr. Undavia and GrafTech will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to two (2) nominees on Mr. Undavia’s enclosed BLUE universal proxy card, which will include Mr. Undavia’s name and the name of the Company’s two (2) nominees. Shareholders will also have the opportunity to vote using the BLUE universal proxy card for all items on the Company’s proxy card.

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Your vote to elect Mr. Undavia will have the effect of replacing one (1) of the two (2) incumbent directors who are seeking re-election. If elected, Mr. Undavia, subject to his fiduciary duty as a director, will seek to work with the other members of the Board to evaluate all opportunities to enhance shareholder value. However, he would constitute a minority of the Board and there can be no guarantee that he would be able to implement the actions that he believes to be necessary to unlock shareholder value. There is no assurance that any of the Company’s nominees will serve as directors if Mr. Undavia should be elected. The names, backgrounds and qualifications of the Company’s nominees, and other information about them and other members of the Board of Directors, can be found in the Company’s proxy statement.

IF YOU MARK FEWER THAN TWO (2) OF THE “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS ON OUR BLUE UNIVERSAL PROXY CARD (ITEM 1), WE WILL VOTE YOUR SHARES ON THAT ITEM 1 ONLY AS DIRECTED.

IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES FOR THE ELECTION OF DIRECTORS (ITEM 1), YOUR SHARES WILL BE VOTED “FOR” MR. UNDAVIA.

FOR ITEMS OTHER THAN THE ELECTION OF DIRECTORS (ITEMS 2 AND 3), YOUR SHARES WILL BE VOTED ON THE BLUE CARD ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED AS TO HOW TO VOTE YOUR SHARES ON THESE ITEMS, YOUR SHARES WILL NOT BE VOTED ON THESE ITEMS.

The Company has set the close of business on March 13, 2024 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The address of the principal executive offices of the Company is 982 Keynote Circle, Brooklyn Heights, Ohio 44131. According to the Company, as of the Record Date, there were  256,831,870 shares of Common Stock outstanding and entitled to vote at the Annual Meeting.

Mr. Undavia and his family trusts are the only “participants” in this solicitation, as that term is used in federal securities law, and he and his family trusts have no substantial interest in GrafTech other than the ownership of shares as follows: Of the 256,831,870 outstanding shares of common stock (reported by the Company in its proxy statement for the 2024 Annual Meeting), Mr. Undavia is record owner of 100 shares in his own name, and through family trusts he beneficially owns or is trustee for 15,318,517 shares, representing approximately 5.9% of the Company’s common stock. A list of the holdings of Mr. Undavia and his family trusts as of March 15, 2024 appears as Appendix 1. Transactions by Mr. Undavia and his affiliates in GrafTech common stock within the past two years appear in Appendix 2 to this proxy statement.

 The Board is currently composed of seven (7) directors, and two (2) of those seats will be filled for three-year terms at the Annual Meeting. Through the accompanying Proxy Statement and enclosed BLUE universal proxy card, we are soliciting proxies to elect Nilesh Undavia to one (1) of those two (2) positions. We and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to two (2) nominees on the Undavia Group’s enclosed BLUE universal proxy card. Any shareholder who wishes to vote for one of the Company’s nominees and for Mr. Undavia may do so on Mr. Undavia’s enclosed BLUE universal proxy card. There is no need to use the Company’s WHITE proxy card or voting instruction form, regardless of how you wish to vote. In any case, we recommend that the shareholders vote in favor of Mr. Undavia as the most qualified to serve as directors in order to achieve a Board composition that we believe is in the best interest of all shareholders.

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We urge you to carefully consider the information in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE universal proxy card today.

THIS SOLICITATION IS BEING MADE BY THE UNDAVIA GROUP AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT AND THE PROXY MATERIALS CIRCULATED BY THE COMPANY. SHOULD OTHER MATTERS, OF WHICH THE UNDAVIA GROUP IS NOT AWARE OF AT A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE UNIVERSAL PROXY CARD WILL NOT VOTE ON SUCH MATTERS.

THE UNDAVIA GROUP URGES YOU TO SIGN, DATE AND RETURN THE BLUE UNIVERSAL PROXY CARD “FOR” THE ELECTION NILESH UNDAVIA.

IF YOU HAVE ALREADY SENT A UNIVERSAL PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING VIRTUALLY AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our BLUE universal proxy card are available at https://www.icomproxy.com/EAF.

IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. The Undavia Group urges you to sign, date, and return the enclosed BLUE universal proxy card today to vote FOR the election of Mr. Undavia to the Board of Directors.

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•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE universal proxy card and return it to the Undavia Group, c/o InvestorCom in the enclosed postage-paid envelope today.

•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting instruction form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed BLUE voting instruction form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting instruction form in the enclosed pre-paid return envelope.

•	You may vote your shares virtually at the Annual Meeting. Even if you plan to attend the Annual Meeting virtually, we recommend that you submit your BLUE universal proxy card by mail by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

As the Undavia Group is using a “universal” proxy card, which includes Nilesh Undavia as the Undavia Gorup nominee, as well as the Company’s nominees, there is no need to use any other proxy card regardless of how you intend to vote. However, the Undavia Group strongly urges you NOT to sign or return any WHITE proxy cards or voting instruction forms that you may receive from the Company. Even if you return the white management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us.

If you have any questions, require assistance in voting your BLUE universal proxy card,

or need additional copies of the Undavia Group’s proxy materials, please contact InvestorCom at the phone numbers listed below.

19 Old Kings Highway S. – Suite 130

Darien, CT 06820

Toll Free (877) 972-0090

Banks and Brokers call collect (203) 972-9300

proxy@investor-com.com

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BACKGROUND TO THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation:

In a letter dated November 30, 2023 Mr. Undavia requested Board nomination, highlighting his ownership, unique qualifications, his vision for GrafTech, the challenges facing the Company, and a detailed resume.

On December 14, Mr. Undavia received a letter stating that the Company “will keep his information on file.”  Mr. Undavia was given an opportunity to speak to the Chair of the Nominating and Corporate Governance Committee, to which Mr. Undavia replied affirmatively.

On December 18, Mr. Undavia had a Zoom call with Mr. Keiser, the Chairman, expressing his interest to serve on the Board and in assisting the Company select its next CEO.

On January 10, 2024, at the Company’s request, Mr. Undavia had a Zoom call with Ms. Debra Fine, Chair of the Company’s Nominating and Governance Committee.

On January 16, 2024, Mr. Undavia submitted his nomination and supporting documents to the Company.

On January 22, 2024, Mr. Undavia notified the Company that he intended to nominate two additional director candidates, Ms. Andree Michelle Petigny and Ms. Anisa Nagaria, for election to the Board at the Annual Meeting.

On January 29, 2024, Mr. Undavia sent a letter to the Company supplementing his notice OG nomination of himself as a director candidate. On the same date, Mr. Undavia also notified the Company that he intended to nominate two additional individuals, Ms. Jill Kravetz and Mr. Daniel Khoshaba, for election to the Board at the Annual Meeting. At this point, even though only three Board seats were available, Mr. Undavia’s intention was to provide the Board with several qualified candidates to choose from.

On January 30, 2024, Ms. Catherine Clegg resigned from the Company Board, resulting in only two Directors being up for election at the 2024 Annual Meeting.

On January 31, 2024, Mr. Undavia sent a letter withdrawing his nomination for Ms. Nagaria and Ms. Kravetz.

On February 2, 2024, Mr. Undavia notified the Company that his nominees were Mr. Khoshaba and Ms. Petigny. Mr. Undavia further requested the Company provide him with any deficiencies in Mr. Khoshaba’s or Ms. Petigny’s nominations, so they could be addressed accordingly.

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On February 5, 2024, Mr. Undavia sent a letter revising his nominations to himself and Ms. Petigny.

On February 7, 2024, Mr. Undavia stated that as of February 6, 2024, he beneficially owned 14,738,251 shares of the Company’s common stock and provided additional information required by the By-laws relating to himself and Ms. Petigny.

On February 9, 2024, Mr. Undavia and Ms. Petigny jointly sent a letter to the Company addressing any outstanding deficiencies in Mr. Undavia’s nominations, which included a copy of a pro forma Schedule 13D relating to Mr. Undavia’s ownership of the Company’s common stock.

On February 12, 2024, Mr. Undavia filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”).

On February 20, 2024, the Nominating and Governance Committee interviewed Mr. Undavia and Ms. Petigny.

On February 27, 2024, Mr. Undavia filed an amended Schedule 13D.

On March 1, 2024, Mr. Undavia notified the Company that he had acquired beneficial ownership of an additional 193,994 shares of the Company’s common stock.

On March, 11, 2024, Mr. Undavia met virtually with Mr. Keiser and Ms. Fine.

On March 12, 2024, Mr. Undavia withdrew Ms. Petigny’s nomination.

On March 15, 2024, Mr. Undavia filed the preliminary proxy statement.

REASONS FOR THE SOLICITATION

Beginning in November 2023, we began to privately engage with the Company. In those meetings, we clearly expressed concerns with the Company’s performance. Our frustration is with the CEO search process which now has been ongoing for almost six months with no update; and most importantly, the Board’s abject failure to provide the necessary management oversight which has resulted in massive shareholder value destruction. Despite our good faith efforts to engage constructively, the Company has been dismissive of our concerns.

We strongly urge shareholders to begin a careful evaluation of the performance of the Company’s Board and management and in so doing, consider the following issues:

Shareholder Value Destruction

Since the Company’s IPO in 2018, almost 90% of shareholder value has been destroyed. We believe that such dismal performance indicates an ineffective Board that has failed to provide diligent and necessary oversight of the management team throughout its tenure.

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More importantly, we believe the Board and management team can no longer be entrusted with making value-creating decisions.

Total Shareholder Return

	1-year	3-year	5-year	Since EAF IPO
Proxy Peer Median	16.7%	23.4%	63.5%	70.5%
Pure Play Median	53.6%	(7.9%)	(23.9%)	(32.4%)
Russell 3000	33.5%	28.9%	93.3%	102.5%

GrafTech	(65.9%)	(86.0%)	(85.4%)	(86.0%)

Better/(Worse) than Proxy Peer Median	(82.6%)	(109.4%)	(148.8%)	(156.5%)
Better/(Worse) than Pure Play Peer Median	(119.5%)	(78.0%)	(61.5%)	(53.5%)

Source: FactSet data as of 03/11/2024. Returns in USD. Proxy Peers based on Compensation peers listed in the 2023 Proxy Statement. Pure Play Peers include: Tokai Carbon, Resonac Holdings, HEG Limited and Graphite India Ltd.

Source: FactSet data as of 03/11/2024. IPO date 04/19/2018

Deteriorating Financial Performance

GrafTech’s dismal TSR trend largely reflects the Company’s deteriorating financial performance. Since 2019 (the first full year after the IPO), GrafTech’s Revenue has declined by 65% and Adjusted EBITDA has collapsed by 98%. Yet, the Board and management appear to have no credible strategy or plan to address the underlying failures of the core business.

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Source: 10-K

Corporate Governance

We believe the Company's core problem has been its poorly constituted Board, which has been unable and is ill-equipped to conduct the oversight necessary to create value for shareholders. Based on our review of the director bio as presented in the last year’s proxy statement, the Board seems to have only one director out of seven total members1, with outside experience in the steel industry that GrafTech serves. All of the remaining Board members appear to lack relevant and transferrable expertise specific to GrafTech.

In addition to being poorly constituted, there has been significant turnover at the Board. Since the start of 2023, five directors have either resigned from the Board or have failed to be nominated for reelection.2 As the company continues to deploy a classified board structure, which limits shareholders’ ability to annually hold the entire Board accountable, the few directors that actually stood for election at last year’s annual meeting received dismal support from shareholders:

•	over 20% of the shares voted were cast against Director Jean-Marie Germain, and
•	over 30% of the shares voted were cast against Chair Henry Keiser.

Despite the Company’s dismal stock performance and shareholder dissatisfaction, Board compensation continues to rise. In December 2022, the Nominating and Corporate Governance Committee and Board increased total director compensation from $150,000 to $200,000 annually effective January 1, 2023. Moreover, none of the current directors have any significant ownership interest in the Company. Given these governance shortcomings, we believe shareholders are being served by directors who are clearly not significantly vested in the Company’s success.

____________________________

1 Source: Board of Directors listed on GrafTech’s website as of 3/12/2024

2 Source: Company filings. Includes Brian L Acton, Leslie D. Dunn, David Gregory, Denis A. Turcotte, and Catherine L. Clegg.

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Concerns Regarding the CEO Search Process

GrafTech’s deteriorating financial performance, massive loss of shareholder value, and ongoing class action lawsuits, demand a credible permanent CEO with deep industry experience. Finding that person should be the highest priority for the Board. Unfortunately, we believe, the incumbent Board has already demonstrated its inability to select the right CEO and oversee executive performance. Consider the following:

•	The prior CEO, Mr. Marcel Kessler, lacked any sort of relevant industry experience;
•	On September 28, 2023, Mr. Kessler announced that he would resign for personal reasons after little more than a year following his appointment on July 1, 2022;
•	Yet, Mr. Kessler inexplicably continues to serve as a member of the Board that is responsible for choosing his successor;
•	The Board has provided no update on a CEO search since the departure of the prior CEO almost six months ago; and
•	As evidenced by the elevation of the former CFO (Timothy K. Flanagan) to an interim role as CEO, the Board did not have a CEO succession plan in place.

The Undavia Group’s candidate:

 Nilesh Undavia

Mr. Undavia has been an institutional investor for over thirty years, the majority of which were spent analyzing global raw materials industries.  If elected to the Board, we believe that Mr. Undavia would bring valuable experience and perspectives in areas of supply/demand analysis of graphite electrodes, advocating and encouraging improved customer relationships, hastening GrafTech’s entry into graphite for electric vehicles and sound financial strategy and capital allocation.

Mr. Undavia earned a Bachelor of Arts degree from Columbia College, Columbia University, and an MBA from the Amos Tuck School of Business Administration, Dartmouth College. Mr Undavia was employed at Wellington Management Co, LLP in Boston for nearly 25 years where he was a Partner of the firm. Mr. Undavia is the Portfolio Manager of Undavia Family Investment Office, a position he has held since 2018.

PROPOSAL 1

ELECTION OF DIRECTORS

The Board is currently composed of seven (7) directors, each serving a term of three (3) years, and the terms of two (2) of those directors expire at the 2024 Annual Meeting. We are seeking your support at the Annual Meeting to elect our nominee, Nilesh Undavia, for a term ending at the 2027 Annual Meeting of Stockholders. Your vote to elect Mr. Undavia will have the legal effect of replacing one (1) of the two (2) incumbent directors of the Company with Mr. Undavia. If Mr. Undavia is elected, he will constitute a minority of the Board, and there can be no guarantee that he will be able to implement the actions that he believes is necessary to unlock shareholder value. However, we believe the election of Nilesh Undavia, our nominee, is an important step in the right direction for enhancing long-term value at the Company.

This Proxy Statement is soliciting proxies to elect only Mr. Undavia. We have provided the required notice to the Company pursuant to the Universal Proxy Rules, including Rule 14a-19(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and intend to solicit the holders of Common Stock representing at least 67% of the voting power of Common Stock entitled to vote on the election of directors in support of director nominees other than the Company’s nominees. There is no assurance that any of the Company’s nominees will serve as a director if Mr. Undavia is elected to the Board. You should refer to the Company’s proxy statement for the names, backgrounds, qualifications and other information concerning the Company’s nominees.

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THE UNDAVIA GROUP NOMINEE

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices or employments for the past five (5) years of Mr. Undavia. His nomination was made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills are set forth above in the section entitled “REASONS FOR THE SOLICITATION” and below. This information has been furnished to us by Mr. Undavia, who is a citizen of the United States of America.

Nilesh Undavia.

Mr. Undavia, age 57, earned a Bachelor of Arts degree from Columbia College Columbia University, and an MBA from the Amos Tuck School of Business Administration, Dartmouth College. Mr Undavia was employed at Wellington Management Co, LLP in Boston for nearly 25 years where he was a Partner of the firm. He is currently Portfolio Manager of the Undavia Family Investment Office, a position he has held since 2018.

We believe that Mr. Undavia’s qualifications to serve as a Director include his multi-decade experience as an institutional investor for a global investment management firm. He has deep experience in global macro-economic cycles, global steel industry, global energy and raw materials industries, corporate strategy, maximization of shareholder value, capital markets, and mergers and acquisitions.

The principal address for Mr. Undavia is 155 East Boca Raton Rd, Unit 416, Boca Raton, FL 33432. The principal address for John Grau, the other participant in this solicitation, is InvestorCom, 19 Old Kings Highway S, Suite 130, Darien, CT 06820.

As of the date hereof, Mr. Undavia directly owns 100 shares of GrafTech common stock. In addition, he and his family trusts own or may be viewed as controlling 15,318,517 shares of common stock.

Mr. Undavia and his family trusts may be deemed to be members of a “group” for the purposes of Section 13(d)(3) of the Exchange Act, and such group may be deemed to beneficially own the 15,318,517 shares of Common Stock beneficially owned in the aggregate by all of the participants in this solicitation. For information regarding transactions in securities of the Company during the past two years by the participants, please see Appendix 2.

Mr. Undavia believes that if he is elected as a director of the Company, he would be an “independent director” within the meaning of (i) applicable rules of the New York Stock Exchange (“NYSE”), and Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, he acknowledges that that no director of a NYSE-listed company qualifies as “independent” under the NYSE listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, he acknowledges that if he is elected, the determination of his independence under the NYSE listing standards ultimately rests with the judgment and discretion of the Board.

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Except as otherwise set forth in this Proxy Statement (including the Appendices hereto), during the past 10 years: (i) Mr. Undavia has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) Mr. Undavia does not directly beneficially own any securities of the Company; (iii) Mr. Undavia owns no shares of the Company’s common stock of record; (iv) Mr. Undavia has not purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by Mr. Undavia or any family trust is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) Mr. Undavia is not, or within the past year was not, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies although he was party to an agreement to indemnify a potential nominee whose nomination he withdrew; (vii) no associate of Mr. Undavia owns beneficially, directly or indirectly, any securities of the Company; (viii) Mr. Undavia does not own beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) neither Mr. Undavia nor any of his associates or immediate family members since the beginning of the Company’s last fiscal year, is or was a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries or affiliates was or is to be a party, in which the amount involved exceeds $120,000; (x) Neither Mr. Undavia nor any of his associates has any arrangement or understanding with any person with respect to any future employment by the Company, its subsidiaries or affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) Mr. Undavia does not have a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting; (xii) Mr. Undavia does not hold any positions or offices with the Company; (xiii) Mr. Undavia has no family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer; (xiv) no companies or organizations, with which Mr. Undavia has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company; and (xv) there are no material proceedings to which Mr. Undavia or any of his associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as disclosed herein, with respect to Mr. Undavia, (a) none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act (“Regulation S-K”) occurred during the past 10 years, (b) there are no relationships involving Mr. Undavia or any of his associates that would have required disclosure under Item 407(e)(4) of Regulation S-K had he been a director of the Company, and (c) neither Mr. Undavia nor his associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, or was subject to any other compensation arrangement described in Item 402 of Regulation S-K.

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Other than as stated herein, there are no arrangements or understandings between or among any Participant or any other person or persons pursuant to which the nomination of Mr. Undavia is being made. Mr. Undavia consents to being named as a nominee in any proxy statement or form of proxy relating to the Annual Meeting and to serving as a director if elected. Mr. Undavia is not a party adverse to the Company or any of its subsidiaries, and he does not have a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

The Undavia Group and GrafTech will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Mr. Undavia has consented to being named as a nominee for election as a director of the Company in any proxy statement relating to the Annual Meeting. Shareholders will have the ability to vote for Mr. Undavia on the Undavia Group’s enclosed BLUE universal proxy card. Any shareholder who wishes to vote for one (1) of the Company’s nominees and for Mr. Undavia will be able to do so on the Undavia Group’s enclosed BLUE universal proxy card. Any shareholder who wishes to vote on any item being proposed by the Company will also be able to do using the BLUE card. There is no need to use the Company’s WHITE proxy card or voting instruction form, regardless of how you wish to vote.

We urge you to vote FOR Mr. Undavia using our BLUE universal proxy card.

Information about the Company Nominees is set forth in the Company’s proxy statement. The Undavia Group is not responsible for the accuracy of any information provided by or relating to GrafTech or the Company Nominees contained in any proxy solicitation materials filed or disseminated by, or on behalf of, GrafTech or any other statements that GrafTech or its representatives have made or may otherwise make.

IF ON THE BLUE CARD YOU MARK FEWER THAN TWO (2) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, YOUR SHARES WILL BE VOTED ONLY AS DIRECTED. IF YOU PROVIDE NO DIRECTION WITH RESPECT TO THE ELECTION OF DIRECTORS, YOUR SHARES WILL BE VOTED FOR MR. UNDAVIA.

IMPORTANTLY, IF YOU MARK MORE THAN TWO (2) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF NILESH UNDAVIA ON THE ENCLOSED BLUE UNIVERSAL PROXY CARD.

OTHER PROPOSALS TO BE VOTED AT THE MEETING

In addition to the election of directors, the Company is soliciting proxies in connection with two (2) other proposals. Please review the Company’s proxy materials for a complete description of those items. It will be possible for you to vote on those items using the BLUE proxy card being distributed by the Undavia Group. However, the Undavia Group makes no recommendation about how you should vote on those matters, and if you do not provide instructions as to those items, your shares will not be voted on those items.

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VIRTUAL MEETING; BROKER NON-VOTES; DISCRETIONARY VOTING

The Company has disclosed that the Annual Meeting will take place in a virtual meeting format only. Shareholders will not be able to attend the Annual Meeting in person.

According to the Company’s proxy statement, if you are a registered shareholder (i.e., you hold your shares in your own name through the Company’s transfer agent, Computershare Trust Company, Inc.) as of the Record Date, then you may submit your proxy to vote via the Internet, or by mail by following the instructions provided on the BLUE universal proxy card. Shareholders of record may also vote at the virtual Annual Meeting by contacting InvestorCom at (877) 972-0090. You may still attend the virtual Annual Meeting and vote if you have already submitted your proxy to vote by Internet.

According to the Company’s proxy statement, if you are a beneficial owner of shares (i.e., your shares are held in the name of a brokerage firm, bank or a trustee) as of the Record Date, then you may ensure that your shares are represented and voted at the Annual Meeting by following the instructions provided in the voting instruction form or other materials provided to you by the brokerage firm, bank, trustee or other nominee that holds your shares. If you do not provide voting instructions to your broker, then your shares will not be voted at the Annual Meeting on any proposal with respect to which the broker does not have discretionary authority. To the extent that both the Undavia Group and the Company provide proxy materials to a broker who holds shares for a beneficial owner, none of the matters to be voted on at the Annual Meeting will be considered a discretionary matter under the rules of the various regional and national exchanges of which the intermediary is a member (the “Broker Rules”); therefore, all of the matters to be voted on at the Annual Meeting will be considered “non-routine” matters. In that case, a broker that is subject to the Broker Rules will not have authority to vote shares held by a beneficial owner without instructions from the beneficial owner on Proposals 2 and 3. According to the Company, to the extent broker non-votes arise when both the Undavia Group and the Company provide proxy materials to a broker who holds shares for a beneficial owner, such broker non-votes will not be counted for purposes of determining whether a quorum exists at the Annual Meeting. Therefore, if you are a beneficial owner, we encourage you to instruct your broker how to vote your shares using the voting instruction form provided by your broker so that your vote can be counted.

However, according to the Company’s proxy statement, for brokerage accounts that receive proxy materials only from the Company, the broker will be entitled to vote shares held for a beneficial owner on routine matters without instructions from the beneficial owner of those shares. In that event, the broker is not entitled to vote the shares on non-routine items. Accordingly, if you receive proxy materials only from the Company and you do not submit any voting instructions to your broker, your shares will constitute “broker non-votes” on each of the non-routine proposals (i.e., Proposals 2 and 3). In the event your brokerage account receives proxy materials only from the Company, “broker non-votes” will be counted for purposes of determining whether a quorum exists at the Annual Meeting. The voting instruction form provided by the broker holding your shares may also include information about how to submit your voting instructions over the Internet, if such options are available. The BLUE universal proxy card accompanying this proxy statement will provide information regarding Internet voting.

Abstentions or withheld votes will be counted for the purpose of determining the presence or absence of a quorum. The Company and the Undavia Group are soliciting proxies in connection with the proposals to be voted on at the Annual Meeting, and we expect that brokers will receive proxy materials from both us and the Company, making it a contested solicitation. Accordingly, under applicable rules, if your broker receives proxy materials from both us and the Company it will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals. Any broker non-votes will be treated in the manner described above.

16

If you are a shareholder of record, you must deliver your vote by Internet, telephone or mail or attend the Annual Meeting in person and vote in order to be counted in the determination of a quorum.

QUORUM

 A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the Annual Meeting. A quorum will be present if a majority of the shares outstanding as of the Record Date are represented by shareholders present at the Annual Meeting virtually or by proxy. According to the Company’s proxy statement, as of the Record Date, the Company had 256,831,870 shares of Common Stock outstanding and entitled to vote. Thus, at least 128,415,936 shares of Common Stock must be represented by shareholders present at the Annual Meeting in person or by proxy to constitute a quorum.

VOTES REQUIRED FOR APPROVAL

Election of Directors -- According to the Company’s proxy statement, the Company has adopted a plurality voting standard for contested director elections. Under the plurality voting standard, you may vote “FOR” or “WITHHOLD” authority to vote for up to two (2) nominees, and the two (2) nominees who receive the largest number of votes cast “FOR” their election will be elected, regardless of whether they were nominated by the Undavia Group or the Company. Shareholders may not cumulate votes for the election of directors. Assuming a quorum is present, “abstain” and “withhold” votes and broker non-votes, if any, will not be considered votes cast and will have no effect on this proposal.

Company proposals: Proposal 2 – According to the Company’s proxy statement, and as more fully explained there, Proposal 2 (ratification of auditor) requires the affirmative vote of a majority of the voting power of the shares present in person or by proxy at the meeting and entitled to vote thereon. Therefore, abstentions will have the effect of votes against this proposal. To the extent your broker provides you with the Undavia Group’s proxy materials the broker will not have discretion to vote this item as a “routine matter.” Thus, if you do not instruct your broker on how to vote your shares regarding the ratification of Deloitte & Touch LLP as independent registered public accounting firm for the fiscal year ended December 31, 2024, then your shares may not be voted on this matter.

Company proposals: Proposal 3 – According to the Company’s proxy statement, and as more fully explained there, Proposal 3 (advisory vote on executive pay) requires the affirmative vote of a majority of the voting power of the shares present in person or by proxy at the meeting and entitled to vote thereon. Therefore, abstentions will have the effect of votes against this proposal and broker non-votes will have no effect on the outcome.

17

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting virtually (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered, as appropriate, to the Undavia Group in care of InvestorCom at the address set forth on the back cover of this Proxy Statement or to the Company, Attn: Corporate Secretary at 982 Keynote Circle, Brooklyn Heights, Ohio 44131 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to the Undavia Group in care of InvestorCom at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares entitled to be voted at the Annual Meeting. Additionally, InvestorCom may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of Nilesh Undavia.

IF YOU WISH TO VOTE FOR THE ELECTION OF NILESH UNDAVIA TO THE BOARD, PLEASE VOTE “FOR” HIM ON THE BLUE UNIVERSAL PROXY CARD.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by the Undavia Group. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

The Undavia Group has entered into an agreement with InvestorCom for solicitation and advisory services in connection with this solicitation, for which InvestorCom will receive a fee not to exceed $50,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. The Undavia Group will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. The Undavia Group has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. The Undavia Group will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. In addition, directors, officers, members and certain other employees of the Undavia Group may solicit proxies as part of their duties in the normal course of their employment without any additional compensation. Mr. Undavia, as the Undavia Group nominee, may make solicitations of proxies but, except as described herein, will not receive compensation for acting as director nominee. It is anticipated that InvestorCom will employ approximately 25 persons to solicit shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by the Undavia Group. Costs of this solicitation of proxies are currently estimated to be approximately $200,000 (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). The Undavia Group estimates that through the date hereof its expenses in connection with this solicitation are approximately $37,500. To the extent legally permissible, if the Undavia Group is successful in its proxy solicitation, the Undavia Group intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. The Undavia Group does not intend to submit the question of such reimbursement to a vote of shareholders of the Company.

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OTHER MATTERS AND ADDITIONAL INFORMATION

The Undavia Group is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which the Undavia Group is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE universal proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, InvestorCom, at the address set forth on the back cover of this Proxy Statement, or call toll free at (877) 972-0090. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of the Undavia Group.

This Proxy Statement is dated [_______], 2024. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to shareholders shall not create any implication to the contrary.

SHAREHOLDER PROPOSALS

According to the Company’s proxy statement, shareholders may submit proposals on matters appropriate for shareholder action at meetings of the Company’s shareholders in accordance with Rule 14a-8 promulgated under the Exchange Act. To be eligible for inclusion in the Company’s proxy statement relating to the Fiscal 2025 Annual Meeting, shareholder proposals must be submitted in writing to GrafTech Corporation, Attention: Corporate Secretary at 982 Keynote Circle, Brooklyn Heights, Ohio 44131, must be received by the Company not later than December 5, 2024, and must otherwise satisfy the conditions established by the SEC for shareholder proposals to be included in the proxy statement for that meeting.

19

If a shareholder wishes to present a proposal, including a director nomination, at the 2025 Annual Meeting and the proposal is not intended to be included in the Company’s proxy statement relating to that meeting, the shareholder must give advance notice in writing to GrafTech Corporation, Attention: Corporate Secretary at 982 Keynote Circle, Brooklyn Heights, Ohio 44131 not less than 90 days, nor more than 120 days, prior to the first anniversary of the date of the Annual Meeting (i.e., January 9 to February 8, 2025), except that if the Fiscal 2025 Annual Meeting date is changed by more than 30 days from the anniversary date of the Annual Meeting, such notice must be delivered not earlier than 120 days prior to the anniversary date of the Annual Meeting date and not later than the close of business on the later of the 90th day prior to the anniversary date of the Annual Meeting or the 10th day following the day on which the Company first publicly announces the 2025 Annual Meeting date. If a shareholder fails to give timely notice of a proposal, the shareholder will not be permitted to present the proposal to the shareholders for a vote at the 2025 Annual Meeting. In addition, the Bylaws include other requirements for the submission of proposals and the nomination of candidates for director.

In addition to satisfying the requirements under the Bylaws, to comply with the universal proxy rules under the Exchange Act, any shareholder who intends to solicit proxies in support of director nominees other than the Company’s nominees must provide written notice that sets forth the information required by Rule 14a-19 under the Exchange Act..

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the Company’s 2025 Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by the Undavia Group that such procedures are legal, valid or binding.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, INFORMATION CONCERNING SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND OTHER IMPORTANT INFORMATION. SHAREHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. SHAREHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

20

The information concerning the Company contained in this Proxy Statement and the Appendices attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

Your vote is important. No matter how many or how few shares of Common Stock you own, please vote to elect Nilesh Undavia by marking, signing, dating and mailing the enclosed BLUE universal proxy card promptly.

Nilesh Undavia

March 15, 2024

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APPENDIX 1

HOLDINGS OF COMMON STOCK OF NILESH UNDAVIA AND FAMILY TRUSTS

Account	Shares Owned

The Nilesh P Undavia 2018 Trust u/a Dated 10/25/2018	2,677,175

The Liliana Arsenio-Undavia 2018 Trust u/a Dated 10/25/2018	300,000

Nilesh P Undavia Charles Schwab & Co., Inc Custodial Ira Rollover	4,726,600

Nilesh P Undavia IRA Rollover with JP Morgan	4,024,742

The Nilesh Undavia Irrevocable Family Trust #1	1,600,000

The Liliana Undavia Irrevocable Family Trust#1	1,700,000

The Kanta Undavia Revocable Trust	200,000

The Sophia Undavia Irrevocable Trust	30,000

The Jai Undavia Irrevocable Trust	30,000

The Julia Undavia Irrevocable Trust	30,000

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APPENDIX 2

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

The Nilesh P Undavia 2018 Trust u/a Dated 10/25/2018

Date	Action	Symbol	Description	Price	Quantity	Fees & Comm	Amount
1/10/2024	Buy	EAF	GRAFTECH INTERNATION	$1.58	40,000		($63,200.00)
1/10/2024	Buy	EAF	GRAFTECH INTERNATION	$1.60	100,000		($160,000.00)
1/9/2024	Buy	EAF	GRAFTECH INTERNATION	$1.86	50,000		($93,000.00)
1/9/2024	Buy	EAF	GRAFTECH INTERNATION	$1.90	50,000		($95,000.00)
1/9/2024	Buy	EAF	GRAFTECH INTERNATION	$1.92	50,000		($96,000.00)
1/4/2024	Buy	EAF	GRAFTECH INTERNATION	$1.89	30,000		($56,700.00)
1/4/2024	Buy	EAF	GRAFTECH INTERNATION	$1.91	30,000		($57,300.00)
1/3/2024	Buy	EAF	GRAFTECH INTERNATION	$2.00	30,000		($60,000.00)
1/2/2024	Buy	EAF	GRAFTECH INTERNATION	$2.08	20,000		($41,598.00)
1/2/2024	Buy	EAF	GRAFTECH INTERNATION	$2.10	40,000		($84,000.00)
1/2/2024	Buy	EAF	GRAFTECH INTERNATION	$2.14	20,000		($42,800.00)
12/29/2023	Buy	EAF	GRAFTECH INTERNATION	$2.18	13,600		($29,648.00)
12/20/2023	Buy	EAF	GRAFTECH INTERNATION	$2.08	20,000		($41,600.00)
12/20/2023	Buy	EAF	GRAFTECH INTERNATION	$2.09	20,000		($41,800.00)
12/20/2023	Buy	EAF	GRAFTECH INTERNATION	$2.14	15,000		($32,098.50)
12/20/2023	Buy	EAF	GRAFTECH INTERNATION	$2.14	25,000		($53,497.50)
12/20/2023	Buy	EAF	GRAFTECH INTERNATION	$2.14	20,000		($42,790.21)
12/20/2023	Buy	EAF	GRAFTECH INTERNATION	$2.14	20,000		($42,800.00)
12/20/2023	Buy	EAF	GRAFTECH INTERNATION	$2.14	20,000		($42,800.00)
12/20/2023	Buy	EAF	GRAFTECH INTERNATION	$2.14	1,603		($3,430.42)
12/19/2023	Journal	EAF	GRAFTECH INTERNATION	$2.18	-100
12/19/2023	Journal	EAF	GRAFTECH INTERNATION	$2.18	100
12/18/2023	Delivered	EAF	GRAFTECH INTERNATION		-100
12/18/2023	Buy	EAF	GRAFTECH INTERNATION	$2.20	15,000		($33,000.00)
12/18/2023	Buy	EAF	GRAFTECH INTERNATION	$2.22	20,000		($44,400.00)
12/18/2023	Buy	EAF	GRAFTECH INTERNATION	$2.24	50,000		($112,000.00)
12/14/2023	Journal	EAF	GRAFTECH INTERNATION		-100
12/14/2023	Journal	EAF	GRAFTECH INTERNATION		100
12/13/2023	Journal	EAF	GRAFTECH INTERNATION		-100
12/13/2023	Journal	EAF	GRAFTECH INTERNATION		100
11/30/2023	Buy	EAF	GRAFTECH INTERNATION	$2.50	100,000		($250,000.00)
11/28/2023	Buy	EAF	GRAFTECH INTERNATION	$2.40	5,110		($12,264.00)
11/28/2023	Buy	EAF	GRAFTECH INTERNATION	$2.39	25,437		($60,792.43)
11/7/2023	Buy	EAF	GRAFTECH INTERNATION	$2.52	6,278		($15,820.56)
11/6/2023	Buy	EAF	GRAFTECH INTERNATION	$2.53	5,054		($12,780.34)
11/6/2023	Buy	EAF	GRAFTECH INTERNATION	$2.63	100,000		($262,997.11)
11/6/2023	Buy	EAF	GRAFTECH INTERNATION	$2.66	100,000		($265,998.24)
11/2/2023	Buy	EAF	GRAFTECH INTERNATION	$3.30	100,000		($330,029.50)
11/2/2023	Buy	EAF	GRAFTECH INTERNATION	$3.31	50,000		($165,498.50)
11/2/2023	Buy	EAF	GRAFTECH INTERNATION	$3.32	50,000		($166,000.00)
11/2/2023	Buy	EAF	GRAFTECH INTERNATION	$3.31	7,402		($24,491.48)
10/25/2023	Buy	EAF	GRAFTECH INTERNATION	$3.24	2,845		($9,211.99)
10/25/2023	Buy	EAF	GRAFTECH INTERNATION	$3.20	6,662		($21,300.46)
10/25/2023	Buy	EAF	GRAFTECH INTERNATION	$3.24	100,000		($323,996.70)
10/25/2023	Buy	EAF	GRAFTECH INTERNATION	$3.22	5,648		($18,186.02)

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10/23/2023	Buy	EAF	GRAFTECH INTERNATION	$3.23	100,000	($322,984.06)
10/23/2023	Buy	EAF	GRAFTECH INTERNATION	$3.23	20,000	($64,598.00)
10/23/2023	Buy	EAF	GRAFTECH INTERNATION	$3.22	25,585	($82,506.98)
10/23/2023	Buy	EAF	GRAFTECH INTERNATION	$3.29	100,000	($329,000.00)
10/23/2023	Buy	EAF	GRAFTECH INTERNATION	$3.30	68,552	($225,904.05)
10/23/2023	Buy	EAF	GRAFTECH INTERNATION	$3.31	100,000	($330,995.67)
10/23/2023	Buy	EAF	GRAFTECH INTERNATION	$3.29	5,132	($16,883.84)
10/4/2023	Buy	EAF	GRAFTECH INTERNATION	$3.43	20,000	($68,600.00)
10/4/2023	Buy	EAF	GRAFTECH INTERNATION	$3.46	100	($346.00)
10/4/2023	Buy	EAF	GRAFTECH INTERNATION	$3.44	705	($2,425.20)
10/4/2023	Buy	EAF	GRAFTECH INTERNATION	$3.45	24,388	($84,047.20)
10/4/2023	Buy	EAF	GRAFTECH INTERNATION	$3.44	5,109	($17,574.96)
10/4/2023	Buy	EAF	GRAFTECH INTERNATION	$3.46	4,734	($16,366.91)
10/4/2023	Buy	EAF	GRAFTECH INTERNATION	$3.48	62,398	($216,839.38)
10/4/2023	Buy	EAF	GRAFTECH INTERNATION	$3.48	212	($737.70)
10/3/2023	Buy	EAF	GRAFTECH INTERNATION	$3.48	15,000	($52,199.71)
10/3/2023	Buy	EAF	GRAFTECH INTERNATION	$3.48	10,000	($34,794.00)
10/3/2023	Buy	EAF	GRAFTECH INTERNATION	$3.48	10,000	($34,776.10)
10/3/2023	Buy	EAF	GRAFTECH INTERNATION	$3.48	10,000	($34,800.00)
10/3/2023	Buy	EAF	GRAFTECH INTERNATION	$3.47	9,447	($32,781.05)
10/3/2023	Buy	EAF	GRAFTECH INTERNATION	$3.47	10,000	($34,699.00)
10/3/2023	Buy	EAF	GRAFTECH INTERNATION	$3.46	15,287	($52,871.76)
10/3/2023	Buy	EAF	GRAFTECH INTERNATION	$3.46	50,000	($172,963.50)
10/3/2023	Buy	EAF	GRAFTECH INTERNATION	$3.56	60,000	($213,591.00)
10/3/2023	Buy	EAF	GRAFTECH INTERNATION	$3.56	44,116	($157,049.96)
9/26/2023	Buy	EAF	GRAFTECH INTERNATION	$3.63	1,658	($6,018.54)
9/26/2023	Buy	EAF	GRAFTECH INTERNATION	$3.63	100	($363.00)
9/26/2023	Buy	EAF	GRAFTECH INTERNATION	$3.62	2,726	($9,868.12)
9/26/2023	Buy	EAF	GRAFTECH INTERNATION	$3.63	2,858	($10,373.28)
9/26/2023	Buy	EAF	GRAFTECH INTERNATION	$3.63	20,000	($72,595.54)
9/25/2023	Buy	EAF	GRAFTECH INTERNATION	$3.55	6,012	($21,326.38)
9/25/2023	Buy	EAF	GRAFTECH INTERNATION	$3.55	20,000	($71,000.00)
9/22/2023	Buy	EAF	GRAFTECH INTERNATION	$3.61	10,000	($36,097.20)
9/22/2023	Buy	EAF	GRAFTECH INTERNATION	$3.60	7,000	($25,185.57)
9/22/2023	Buy	EAF	GRAFTECH INTERNATION	$3.60	10,000	($35,995.08)
9/22/2023	Buy	EAF	GRAFTECH INTERNATION	$3.60	10,000	($35,999.00)
9/22/2023	Buy	EAF	GRAFTECH INTERNATION	$3.58	3,941	($14,089.08)
9/22/2023	Buy	EAF	GRAFTECH INTERNATION	$3.58	10,000	($35,798.47)
9/22/2023	Buy	EAF	GRAFTECH INTERNATION	$3.60	40,000	($143,999.50)
9/22/2023	Buy	EAF	GRAFTECH INTERNATION	$3.60	4,643	($16,712.80)
9/22/2023	Buy	EAF	GRAFTECH INTERNATION	$3.59	2,183	($7,833.47)
9/22/2023	Buy	EAF	GRAFTECH INTERNATION	$3.60	33,243	($119,555.80)
9/22/2023	Buy	EAF	GRAFTECH INTERNATION	$3.57	10,822	($38,627.84)
9/21/2023	Buy	EAF	GRAFTECH INTERNATION	$3.58	20,000	($71,554.76)
9/21/2023	Buy	EAF	GRAFTECH INTERNATION	$3.58	20,000	($71,597.79)
9/21/2023	Buy	EAF	GRAFTECH INTERNATION	$3.60	9,700	($34,913.50)
9/21/2023	Buy	EAF	GRAFTECH INTERNATION	$3.60	20,000	($71,996.10)
9/21/2023	Buy	EAF	GRAFTECH INTERNATION	$3.59	2,626	($9,439.48)
9/21/2023	Buy	EAF	GRAFTECH INTERNATION	$3.61	3,903	($14,089.83)

24

9/21/2023	Buy	EAF	GRAFTECH INTERNATION	$3.58	43,741	($156,466.42)
9/20/2023	Buy	EAF	GRAFTECH INTERNATION	$3.70	5,596	($20,705.20)
9/20/2023	Buy	EAF	GRAFTECH INTERNATION	$3.70	93,116	($344,525.17)
9/20/2023	Buy	EAF	GRAFTECH INTERNATION	$3.69	2,800	($10,332.00)
9/20/2023	Buy	EAF	GRAFTECH INTERNATION	$3.70	30,000	($110,977.88)
9/20/2023	Buy	EAF	GRAFTECH INTERNATION	$3.73	6,559	($24,432.29)
9/20/2023	Buy	EAF	GRAFTECH INTERNATION	$3.76	80,000	($300,748.24)
9/7/2023	Buy	EAF	GRAFTECH INTERNATION	$3.37	8,644	($29,125.58)

25

Nilesh P Undavia Charles Schwab & Co., Inc Custodial IRA Rollover

Date	Action	Symbol	Description	Price	Quantity	Fees & Comm	Amount
03/18/24	Buy	EAF	GRAFTECH INTERNATION	$1.56	6		$9.36
2/28/2024	Buy	EAF	GRAFTECH INTERNATION	$1.46	43,957		($64,177.22)
2/28/2024	Buy	EAF	GRAFTECH INTERNATION	$1.47	12,637		($18,573.09)
2/22/2024	Buy	EAF	GRAFTECH INTERNATION	$1.28	1,816		($2,324.48)
2/5/2024	Buy	EAF	GRAFTECH INTERNATION	$1.24	75,234		($93,253.78)
2/5/2024	Buy	EAF	GRAFTECH INTERNATION	$1.24	100,000		($123,980.58)
2/5/2024	Buy	EAF	GRAFTECH INTERNATION	$1.25	100,000		($124,986.70)
2/5/2024	Buy	EAF	GRAFTECH INTERNATION	$1.23	100,000		($123,000.00)
2/5/2024	Buy	EAF	GRAFTECH INTERNATION	$1.23	87,503		($107,628.69)
2/5/2024	Buy	EAF	GRAFTECH INTERNATION	$1.22	5,447		($6,638.56)
2/5/2024	Buy	EAF	GRAFTECH INTERNATION	$1.23	98,300		($120,907.14)
2/5/2024	Buy	EAF	GRAFTECH INTERNATION	$1.21	1,700		($2,057.00)
2/5/2024	Buy	EAF	GRAFTECH INTERNATION	$1.21	100,000		($120,996.23)
2/5/2024	Buy	EAF	GRAFTECH INTERNATION	$1.24	97,638		($120,818.61)
2/5/2024	Buy	EAF	GRAFTECH INTERNATION	$1.22	2,362		($2,881.64)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.36	100,000		($136,000.00)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.36	100,000		($135,979.74)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.36	75,817		($103,105.21)
12/15/2023	Buy	EAF	GRAFTECH INTERNATION	$2.51	24,183		($60,691.90)
12/15/2023	Buy	EAF	GRAFTECH INTERNATION	$2.56	100,000		($255,848.02)
12/5/2023	Buy	EAF	GRAFTECH INTERNATION	$2.61	16,803		($43,855.83)
11/30/2023	Buy	EAF	GRAFTECH INTERNATION	$2.44	40,000		($97,600.00)
11/30/2023	Buy	EAF	GRAFTECH INTERNATION	$2.48	20,000		($49,598.00)
11/30/2023	Buy	EAF	GRAFTECH INTERNATION	$2.47	20,000		($49,398.00)
11/30/2023	Buy	EAF	GRAFTECH INTERNATION	$2.48	20,000		($49,500.00)
11/30/2023	Buy	EAF	GRAFTECH INTERNATION	$2.48	20,000		($49,500.28)
11/30/2023	Buy	EAF	GRAFTECH INTERNATION	$2.48	20,000		($49,551.66)
11/30/2023	Buy	EAF	GRAFTECH INTERNATION	$2.48	20,000		($49,582.00)
11/29/2023	Buy	EAF	GRAFTECH INTERNATION	$2.43	1,381		($3,355.83)
11/24/2023	Buy	EAF	GRAFTECH INTERNATION	$2.51	80,044		($200,910.44)
11/24/2023	Buy	EAF	GRAFTECH INTERNATION	$2.51	11,582		($29,070.82)
11/24/2023	Buy	EAF	GRAFTECH INTERNATION	$2.51	62,272		($156,299.80)
11/14/2023	Buy	EAF	GRAFTECH INTERNATION	$2.51	100,000		($251,000.00)
11/14/2023	Buy	EAF	GRAFTECH INTERNATION	$2.51	100,000		($250,993.13)
11/14/2023	Buy	EAF	GRAFTECH INTERNATION	$2.52	100,000		($251,999.00)
11/10/2023	Buy	EAF	GRAFTECH INTERNATION	$2.22	50,000		($111,000.00)
11/10/2023	Buy	EAF	GRAFTECH INTERNATION	$2.28	50,000		($114,000.00)
11/8/2023	Buy	EAF	GRAFTECH INTERNATION	$2.43	50,000		($121,500.00)
11/8/2023	Buy	EAF	GRAFTECH INTERNATION	$2.44	50,000		($122,000.00)
10/23/2023	Buy	EAF	GRAFTECH INTERNATION	$3.30	50,000		($164,996.41)
10/23/2023	Buy	EAF	GRAFTECH INTERNATION	$3.38	100,000		($337,997.50)
10/23/2023	Buy	EAF	GRAFTECH INTERNATION	$3.39	100,000		($338,990.74)

26

10/23/2023	Buy	EAF	GRAFTECH INTERNATION	$3.39	1,400	($4,746.00)
10/23/2023	Buy	EAF	GRAFTECH INTERNATION	$3.39	216	($731.24)
10/19/2023	Buy	EAF	GRAFTECH INTERNATION	$3.38	3,703	($12,516.14)
10/19/2023	Buy	EAF	GRAFTECH INTERNATION	$3.42	50,000	($170,983.05)
10/19/2023	Buy	EAF	GRAFTECH INTERNATION	$3.43	30,000	($102,896.00)
10/19/2023	Buy	EAF	GRAFTECH INTERNATION	$3.43	9,214	($31,586.92)
10/19/2023	Buy	EAF	GRAFTECH INTERNATION	$3.44	20,000	($68,799.82)
10/19/2023	Buy	EAF	GRAFTECH INTERNATION	$3.44	100,000	($343,941.76)
10/19/2023	Buy	EAF	GRAFTECH INTERNATION	$3.44	1,321	($4,543.24)
10/19/2023	Buy	EAF	GRAFTECH INTERNATION	$3.43	13,949	($47,844.49)
10/18/2023	Buy	EAF	GRAFTECH INTERNATION	$3.45	16,840	($58,075.55)
10/18/2023	Buy	EAF	GRAFTECH INTERNATION	$3.43	4,430	($15,182.90)
10/18/2023	Buy	EAF	GRAFTECH INTERNATION	$3.43	20,000	($68,600.00)
10/18/2023	Buy	EAF	GRAFTECH INTERNATION	$3.42	5,601	($19,152.92)
10/18/2023	Buy	EAF	GRAFTECH INTERNATION	$3.45	100,000	($344,969.54)
10/18/2023	Buy	EAF	GRAFTECH INTERNATION	$3.43	100	($343.00)
10/18/2023	Buy	EAF	GRAFTECH INTERNATION	$3.44	13,972	($48,062.28)
10/18/2023	Buy	EAF	GRAFTECH INTERNATION	$3.44	9,438	($32,461.41)
10/18/2023	Buy	EAF	GRAFTECH INTERNATION	$3.44	400	($1,376.00)
10/18/2023	Buy	EAF	GRAFTECH INTERNATION	$3.45	16,949	($58,456.41)
10/17/2023	Buy	EAF	GRAFTECH INTERNATION	$3.47	50,000	($173,718.41)
10/17/2023	Buy	EAF	GRAFTECH INTERNATION	$3.48	50,000	($173,972.75)
10/13/2023	Buy	EAF	GRAFTECH INTERNATION	$3.45	100,000	($345,000.00)
10/13/2023	Buy	EAF	GRAFTECH INTERNATION	$3.47	78,380	($271,835.20)
10/13/2023	Buy	EAF	GRAFTECH INTERNATION	$3.45	6,659	($22,942.26)
10/13/2023	Buy	EAF	GRAFTECH INTERNATION	$3.47	100,000	($346,973.00)
10/13/2023	Buy	EAF	GRAFTECH INTERNATION	$3.46	7,015	($24,271.00)
10/13/2023	Buy	EAF	GRAFTECH INTERNATION	$3.47	100,000	($346,998.30)
10/13/2023	Buy	EAF	GRAFTECH INTERNATION	$3.48	5,999	($20,871.17)
10/13/2023	Buy	EAF	GRAFTECH INTERNATION	$3.47	4,909	($17,026.53)
10/13/2023	Buy	EAF	GRAFTECH INTERNATION	$3.47	4,126	($14,317.22)
10/13/2023	Buy	EAF	GRAFTECH INTERNATION	$3.47	3,100	($10,756.69)
10/13/2023	Buy	EAF	GRAFTECH INTERNATION	$3.47	18,553	($64,376.09)
10/13/2023	Buy	EAF	GRAFTECH INTERNATION	$3.46	881	($3,048.26)
10/13/2023	Buy	EAF	GRAFTECH INTERNATION	$3.48	100,000	($347,991.54)
10/13/2023	Buy	EAF	GRAFTECH INTERNATION	$3.47	5,300	($18,387.50)
10/13/2023	Buy	EAF	GRAFTECH INTERNATION	$3.48	4,852	($16,884.96)
10/13/2023	Buy	EAF	GRAFTECH INTERNATION	$3.47	3,901	($13,533.47)
10/13/2023	Buy	EAF	GRAFTECH INTERNATION	$3.48	16,326	($56,813.98)
10/13/2023	Buy	EAF	GRAFTECH INTERNATION	$3.47	35,221	($122,216.87)
10/13/2023	Buy	EAF	GRAFTECH INTERNATION	$3.47	37,666	($130,595.33)
10/13/2023	Buy	EAF	GRAFTECH INTERNATION	$3.52	46,349	($163,081.03)
10/13/2023	Buy	EAF	GRAFTECH INTERNATION	$3.52	166	($583.87)
10/12/2023	Buy	EAF	GRAFTECH INTERNATION	$3.50	9,336	($32,676.00)

27

10/12/2023	Buy	EAF	GRAFTECH INTERNATION	$3.49	4,916		($17,156.84)
10/12/2023	Buy	EAF	GRAFTECH INTERNATION	$3.50	61,986		($216,944.50)
10/12/2023	Buy	EAF	GRAFTECH INTERNATION	$3.48	8,067		($28,072.16)
10/12/2023	Buy	EAF	GRAFTECH INTERNATION	$3.47	6,470		($22,445.90)
10/12/2023	Buy	EAF	GRAFTECH INTERNATION	$3.47	20,000		($69,398.00)
10/12/2023	Buy	EAF	GRAFTECH INTERNATION	$3.48	20,000		($69,504.08)
10/12/2023	Buy	EAF	GRAFTECH INTERNATION	$3.48	10,000		($34,773.96)
10/12/2023	Buy	EAF	GRAFTECH INTERNATION	$3.48	5,757		($20,023.18)
10/12/2023	Buy	EAF	GRAFTECH INTERNATION	$3.52	10,000		($35,189.98)
10/12/2023	Buy	EAF	GRAFTECH INTERNATION	$3.52	2,711		($9,550.78)
10/12/2023	Buy	EAF	GRAFTECH INTERNATION	$3.58	100,000		($357,999.50)
10/12/2023	Buy	EAF	GRAFTECH INTERNATION	$3.58	61,165		($218,967.70)
10/12/2023	Buy	EAF	GRAFTECH INTERNATION	$3.57	3,680		($13,137.60)
10/12/2023	Buy	EAF	GRAFTECH INTERNATION	$3.57	5,627		($20,085.89)
10/12/2023	Buy	EAF	GRAFTECH INTERNATION	$3.58	100,000		($358,000.00)
10/12/2023	Buy	EAF	GRAFTECH INTERNATION	$3.59	23,176		($83,284.27)
10/11/2023	Buy	EAF	GRAFTECH INTERNATION	$3.62	4,525		($16,380.50)
10/11/2023	Buy	EAF	GRAFTECH INTERNATION	$3.62	10,000		($36,195.46)
10/11/2023	Buy	EAF	GRAFTECH INTERNATION	$3.61	2,863		($10,335.43)
10/11/2023	Buy	EAF	GRAFTECH INTERNATION	$3.61	10,000		($36,100.00)
10/11/2023	Buy	EAF	GRAFTECH INTERNATION	$3.59	2,505		($8,981.95)
10/11/2023	Buy	EAF	GRAFTECH INTERNATION	$3.59	10,000		($35,890.00)
10/11/2023	Buy	EAF	GRAFTECH INTERNATION	$3.62	100,000		($362,000.00)
10/11/2023	Buy	EAF	GRAFTECH INTERNATION	$3.60	3,752		($13,500.87)
10/11/2023	Buy	EAF	GRAFTECH INTERNATION	$3.63	10,000		($36,298.50)
10/11/2023	Buy	EAF	GRAFTECH INTERNATION	$3.63	4,201		($15,241.65)
10/11/2023	Buy	EAF	GRAFTECH INTERNATION	$3.60	9,747		($35,088.20)
10/11/2023	Buy	EAF	GRAFTECH INTERNATION	$3.61	31,783		($114,682.21)
10/11/2023	Buy	EAF	GRAFTECH INTERNATION	$3.63	10,000		($36,300.00)
10/10/2023	Buy	EAF	GRAFTECH INTERNATION	$3.61	33,516		($120,953.98)
10/10/2023	Buy	EAF	GRAFTECH INTERNATION	$3.61	10,000		($36,100.00)
10/9/2023	Buy	EAF	GRAFTECH INTERNATION	$3.50	2,531		($8,858.50)
10/9/2023	Buy	EAF	GRAFTECH INTERNATION	$3.51	2,500		($8,773.50)
10/9/2023	Buy	EAF	GRAFTECH INTERNATION	$3.50	59,545		($208,407.50)
10/9/2023	Buy	EAF	GRAFTECH INTERNATION	$3.49	401		($1,399.49)
10/6/2023	Buy	EAF	GRAFTECH INTERNATION	$3.55	90,199		($320,204.45)
10/6/2023	Buy	EAF	GRAFTECH INTERNATION	$3.53	1,112		($3,919.80)
10/6/2023	Buy	EAF	GRAFTECH INTERNATION	$3.59	100,000		($358,787.05)
10/6/2023	Buy	EAF	GRAFTECH INTERNATION	$3.56	3,159		($11,246.04)
10/6/2023	Buy	EAF	GRAFTECH INTERNATION	$3.50	1,074		($3,756.50)
10/6/2023	Buy	EAF	GRAFTECH INTERNATION	$3.47	2,843		($9,862.71)
10/6/2023	Buy	EAF	GRAFTECH INTERNATION	$3.48	10,000		($34,799.94)
10/6/2023	Buy	EAF	GRAFTECH INTERNATION	$3.48	10,000		($34,800.00)
10/6/2023	Buy	EAF	GRAFTECH INTERNATION	$3.44	10,000		($34,400.00)
10/6/2023	Buy	EAF	GRAFTECH INTERNATION	$3.44	10,000		($34,399.00)
10/6/2023	Buy	EAF	GRAFTECH INTERNATION	$3.45	3,022		($10,410.79)
10/5/2023	Buy	EAF	GRAFTECH INTERNATION	$3.48	8,713		($30,311.14)
9/27/2023	Buy	EAF	GRAFTECH INTERNATION	$3.65	100		($365.00)
9/11/2023	Buy	EAF	GRAFTECH INTERNATION	$3.37	13,891		($46,812.67)
9/11/2023	Buy	EAF	GRAFTECH INTERNATION	$3.37	55,627		($187,461.73)
9/11/2023	Buy	EAF	GRAFTECH INTERNATION	$3.36	1,921		($6,454.40)
9/11/2023	Sell	EAF	GRAFTECH INTERNATION	$3.42	-9,600	$0.96	$32,831.04
9/11/2023	Sell	EAF	GRAFTECH INTERNATION	$3.41	-61,250	$6.15	$208,856.35
9/11/2023	Sell	EAF	GRAFTECH INTERNATION	$3.47	-589	$0.06	$2,043.77
9/7/2023	Buy	EAF	GRAFTECH INTERNATION	$3.37	100,000		($336,902.30)
9/7/2023	Buy	EAF	GRAFTECH INTERNATION	$3.40	100,000		($339,989.75)

28

Nilesh P Undavia IRA Rollover with JP Morgan

Trade Date	Post Date	Settlement Date	Account Name	Account Number	Account Type	Type	Description	Cusip	Ticker	Security Type	Local Currency	Price USD	Price Local	Quantity	Cost USD	Cost Local	G/L Short USD	G/L Short Local	G/L Long USDs	G/L Long Local	Amount USD	Amount Local	Income USD	Income Local	Balance	Commissions USD	Commissions Local	Tran Code	Tran Code Description	Broker	Check Number	Tax Withheld
1/2/2024	1/4/2024	1/4/2024	NILESH P UNDAVIA IRA ROLLOVER	E...0002	Asset	Purchase	GRAFTECH INTERNATIONAL LTD @ 2.170786 232,274.10 BROKERAGE 428.00 J.P. MORGAN SECURITIES LLC TRADE DATE 01/02/24	384313508	EAF		USD	2.1708	2.1708	107000	-232702.1	-232702.1	0	0	0	0	-232702.1	-232702.1				428	428	651	PRCHSE ASSET	J.P. MORGAN SECURITIES LLC	0
12/18/2023	12/20/2023	12/20/2023	NILESH P UNDAVIA IRA ROLLOVER	E...0002	Asset	Purchase	GRAFTECH INTERNATIONAL LTD @ 2.283105 456,621.00 BROKERAGE 1,000.00 J.P. MORGAN SECURITIES LLC TRADE DATE 12/18/23	384313508	EAF		USD	2.2831	2.2831	200000	-457621	-457621	0	0	0	0	-457621	-457621				1000	1000	651	PRCHSE ASSET	J.P. MORGAN SECURITIES LLC	0
12/13/2023	12/15/2023	12/15/2023	NILESH P UNDAVIA IRA ROLLOVER	E...0002	Asset	Purchase	GRAFTECH INTERNATIONAL LTD @ 2.415972 667,830.23 BROKERAGE 1,382.12 J.P. MORGAN SECURITIES LLC TRADE DATE 12/13/23	384313508	EAF		USD	2.416	2.416	276423	-669212.35	-669212.35	0	0	0	0	-669212.35	-669212.35				1382.12	1382.12	651	PRCHSE ASSET	J.P. MORGAN SECURITIES LLC	0
12/12/2023	12/14/2023	12/14/2023	NILESH P UNDAVIA IRA ROLLOVER	E...0002	Asset	Purchase	GRAFTECH INTERNATIONAL LTD @ 2.488903 497,780.60 BROKERAGE 1,000.00 J.P. MORGAN SECURITIES LLC TRADE DATE 12/12/23	384313508	EAF		USD	2.4889	2.4889	200000	-498780.6	-498780.6	0	0	0	0	-498780.6	-498780.6				1000	1000	651	PRCHSE ASSET	J.P. MORGAN SECURITIES LLC	0
12/6/2023	12/8/2023	12/8/2023	NILESH P UNDAVIA IRA ROLLOVER	E...0002	Asset	Purchase	GRAFTECH INTERNATIONAL LTD @ 2.539826 1,269,913.00 BROKERAGE 2,500.00 J.P. MORGAN SECURITIES LLC TRADE DATE 12/06/23	384313508	EAF		USD	2.5398	2.5398	500000	-1272413	-1272413	0	0	0	0	-1272413	-1272413				2500	2500	651	PRCHSE ASSET	J.P. MORGAN SECURITIES LLC	0
12/5/2023	12/7/2023	12/7/2023	NILESH P UNDAVIA IRA ROLLOVER	E...0002	Asset	Purchase	GRAFTECH INTERNATIONAL LTD @ 2.609798 104,608.53 BROKERAGE 400.83 J.P. MORGAN SECURITIES LLC TRADE DATE 12/05/23	384313508	EAF		USD	2.6098	2.6098	40083	-105009.36	-105009.36	0	0	0	0	-105009.36	-105009.36				400.83	400.83	651	PRCHSE ASSET	J.P. MORGAN SECURITIES LLC	0
12/5/2023	12/7/2023	12/7/2023	NILESH P UNDAVIA IRA ROLLOVER	E...0002	Asset	Purchase	GRAFTECH INTERNATIONAL LTD @ 2.628914 5,149,798.04 BROKERAGE 9,794.54 J.P. MORGAN SECURITIES LLC TRADE DATE 12/05/23	384313508	EAF		USD	2.6289	2.6289	1958907	-5159592.58	-5159592.58	0	0	0	0	-5159592.58	-5159592.58				9794.54	9794.54	651	PRCHSE ASSET	J.P. MORGAN SECURITIES LLC	0
11/28/2023	11/30/2023	11/30/2023	NILESH P UNDAVIA IRA ROLLOVER	E...0002	Asset	Purchase	GRAFTECH INTERNATIONAL LTD @ 2.408339 372,374.97 BROKERAGE 1,546.19 J.P. MORGAN SECURITIES LLC TRADE DATE 11/28/23	384313508	EAF		USD	2.4083	2.4083	154619	-373921.16	-373921.16	0	0	0	0	-373921.16	-373921.16				1546.19	1546.19	651	PRCHSE ASSET	J.P. MORGAN SECURITIES LLC	0
11/27/2023	11/29/2023	11/29/2023	NILESH P UNDAVIA IRA ROLLOVER	E...0002	Asset	Purchase	GRAFTECH INTERNATIONAL LTD @ 2.44 46,848.00 BROKERAGE 192.00 J.P. MORGAN SECURITIES LLC TRADE DATE 11/27/23	384313508	EAF		USD	2.44	2.44	19200	-47040	-47040	0	0	0	0	-47040	-47040				192	192	651	PRCHSE ASSET	J.P. MORGAN SECURITIES LLC	0
11/21/2023	11/24/2023	11/24/2023	NILESH P UNDAVIA IRA ROLLOVER	E...0002	Asset	Purchase	GRAFTECH INTERNATIONAL LTD @ 2.449441 607,975.75 BROKERAGE 2,482.10 J.P. MORGAN SECURITIES LLC TRADE DATE 11/21/23	384313508	EAF		USD	2.4494	2.4494	248210	-610457.85	-610457.85	0	0	0	0	-610457.85	-610457.85				2482.1	2482.1	651	PRCHSE ASSET	J.P. MORGAN SECURITIES LLC	0
11/20/2023	11/22/2023	11/22/2023	NILESH P UNDAVIA IRA ROLLOVER	E...0002	Asset	Purchase	GRAFTECH INTERNATIONAL LTD @ 2.382395 48,362.62 BROKERAGE 203.00 J.P. MORGAN SECURITIES LLC TRADE DATE 11/20/23	384313508	EAF		USD	2.3824	2.3824	20300	-48565.62	-48565.62	0	0	0	0	-48565.62	-48565.62				203	203	651	PRCHSE ASSET	J.P. MORGAN SECURITIES LLC	0
11/13/2023	11/15/2023	11/15/2023	NILESH P UNDAVIA IRA ROLLOVER	E...0002	Asset	Purchase	GRAFTECH INTERNATIONAL LTD @ 2.428968 728,690.40 BROKERAGE 3,000.00 J.P. MORGAN SECURITIES LLC TRADE DATE 11/13/23	384313508	EAF		USD	2.429	2.429	300000	-731690.4	-731690.4	0	0	0	0	-731690.4	-731690.4				3000	3000	651	PRCHSE ASSET	J.P. MORGAN SECURITIES LLC	0

29

The Liliana Arsenio-Undavia 2018 Trust u/a Dated 10/25/2018

Date	Action	Symbol	Description	Price	Quantity	Fees & Comm	Amount
2/27/2024	Buy	EAF	GRAFTECH INTERNATION	$1.42	37,400		($53,106.00)
2/27/2024	Buy	EAF	GRAFTECH INTERNATION	$1.42	100,000		($142,000.00)
12/22/2023	Buy	EAF	GRAFTECH INTERNATION	$2.06	26,600		($54,796.00)
12/22/2023	Buy	EAF	GRAFTECH INTERNATION	$2.10	30,000		($63,000.00)
12/21/2023	Buy	EAF	GRAFTECH INTERNATION	$2.01	14,000		($28,140.00)
11/10/2023	Buy	EAF	GRAFTECH INTERNATION	$2.30	46,000		($105,800.00)
11/9/2023	Buy	EAF	GRAFTECH INTERNATION	$2.36	46,000		($108,560.00)

The Kanta Undavia Revocable Trust

Date	Action	Symbol	Description	Price	Quantity	Fees & Comm	Amount
2/22/2024	Buy	EAF	GRAFTECH INTERNATION	$1.26	1,211		($1,525.86)
2/22/2024	Buy	EAF	GRAFTECH INTERNATION	$1.26	13,789		($17,373.84)
2/22/2024	Buy	EAF	GRAFTECH INTERNATION	$1.26	15,000		($18,885.07)
2/22/2024	Buy	EAF	GRAFTECH INTERNATION	$1.26	20,000		($25,159.35)
2/22/2024	Buy	EAF	GRAFTECH INTERNATION	$1.26	13,610		($17,147.24)
2/22/2024	Buy	EAF	GRAFTECH INTERNATION	$1.25	890		($1,112.50)
2/14/2024	Buy	EAF	GRAFTECH INTERNATION	$1.22	20,000		($24,400.00)
12/15/2023	Buy	EAF	GRAFTECH INTERNATION	$2.57	15,500		($39,835.00)
12/5/2023	Buy	EAF	GRAFTECH INTERNATION	$2.62	10,000		($26,194.00)
12/1/2023	Buy	EAF	GRAFTECH INTERNATION	$2.60	10,000		($25,979.85)
11/8/2023	Buy	EAF	GRAFTECH INTERNATION	$2.45	10,000		($24,500.00)
11/3/2023	Buy	EAF	GRAFTECH INTERNATION	$3.10	20,000		($61,962.61)
10/17/2023	Buy	EAF	GRAFTECH INTERNATION	$3.49	25,000		($87,236.94)
10/17/2023	Buy	EAF	GRAFTECH INTERNATION	$3.49	25,000		($87,247.50)

30

The Liliana Undavia Irrevocable Family Trust#1

Date	Action	Symbol	Description	Price	Quantity	Fees & Comm	Amount
03/18/24	Buy	EAF	GRAFTECH INTERNATION	$1.58	50,000		($78,982.36)
03/18/24	Buy	EAF	GRAFTECH INTERNATION	$1.58	50,000		($79,000.00)
2/13/2024	Buy	EAF	GRAFTECH INTERNATION	$1.32	99,950		($131,934.00)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.36	62,320		($84,755.20)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.35	20,180		($27,243.00)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.33	100,000		($133,415.37)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.35	100,000		($134,988.47)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.36	50,000		($67,843.50)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.36	4,863		($6,589.37)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.41	900		($1,269.00)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.40	5,516		($7,717.32)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.37	39,621		($54,142.24)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.37	61,086		($83,687.82)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.33	1,146		($1,524.18)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.31	2,860		($3,742.34)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.29	34,908		($45,068.95)
2/1/2024	Buy	EAF	GRAFTECH INTERNATION	$1.34	43,405		($58,154.63)
2/1/2024	Buy	EAF	GRAFTECH INTERNATION	$1.34	56,595		($75,834.71)
12/20/2023	Buy	EAF	GRAFTECH INTERNATION	$2.14	10,000		($21,393.00)
12/20/2023	Buy	EAF	GRAFTECH INTERNATION	$2.14	20,000		($42,800.00)
12/20/2023	Buy	EAF	GRAFTECH INTERNATION	$2.15	20,000		($43,000.00)
12/18/2023	Buy	EAF	GRAFTECH INTERNATION	$2.19	20,000		($43,800.00)
12/18/2023	Buy	EAF	GRAFTECH INTERNATION	$2.26	50,000		($113,000.00)
12/15/2023	Buy	EAF	GRAFTECH INTERNATION	$2.44	50,000		($122,000.00)
11/30/2023	Buy	EAF	GRAFTECH INTERNATION	$2.50	100,000		($250,000.00)
11/22/2023	Buy	EAF	GRAFTECH INTERNATION	$2.45	13,290		($32,559.00)
11/14/2023	Buy	EAF	GRAFTECH INTERNATION	$2.51	100,000		($250,594.61)
11/3/2023	Buy	EAF	GRAFTECH INTERNATION	$3.10	30,000		($92,999.00)
11/3/2023	Buy	EAF	GRAFTECH INTERNATION	$3.08	25,360		($78,209.46)
11/3/2023	Buy	EAF	GRAFTECH INTERNATION	$3.10	45,795		($141,819.18)
11/3/2023	Buy	EAF	GRAFTECH INTERNATION	$3.14	83,472		($262,366.28)
11/3/2023	Buy	EAF	GRAFTECH INTERNATION	$3.10	23,883		($73,917.46)
11/3/2023	Buy	EAF	GRAFTECH INTERNATION	$3.12	1,744		($5,440.18)
11/3/2023	Buy	EAF	GRAFTECH INTERNATION	$3.15	3,478		($10,955.70)
11/2/2023	Buy	EAF	GRAFTECH INTERNATION	$3.30	1,521		($5,019.30)
10/25/2023	Buy	EAF	GRAFTECH INTERNATION	$3.21	9,024		($28,967.04)
10/25/2023	Buy	EAF	GRAFTECH INTERNATION	$3.21	599		($1,922.79)
10/24/2023	Buy	EAF	GRAFTECH INTERNATION	$3.24	7,677		($24,873.48)
10/24/2023	Buy	EAF	GRAFTECH INTERNATION	$3.23	20,494		($66,195.62)
10/24/2023	Buy	EAF	GRAFTECH INTERNATION	$3.23	10,043		($32,438.89)

31

10/24/2023	Buy	EAF	GRAFTECH INTERNATION	$3.24	50,000	($162,000.00)
10/24/2023	Buy	EAF	GRAFTECH INTERNATION	$3.25	1,996	($6,487.00)
10/24/2023	Buy	EAF	GRAFTECH INTERNATION	$3.27	12,573	($41,113.71)
10/24/2023	Buy	EAF	GRAFTECH INTERNATION	$3.27	881	($2,880.87)
10/24/2023	Buy	EAF	GRAFTECH INTERNATION	$3.30	4,096	($13,514.80)
10/24/2023	Buy	EAF	GRAFTECH INTERNATION	$3.30	50,000	($165,000.00)
10/24/2023	Buy	EAF	GRAFTECH INTERNATION	$3.27	1,311	($4,286.97)
10/24/2023	Buy	EAF	GRAFTECH INTERNATION	$3.28	106	($347.62)
9/20/2023	Buy	EAF	GRAFTECH INTERNATION	$3.74	2,651	($9,914.24)
9/20/2023	Buy	EAF	GRAFTECH INTERNATION	$3.67	391	($1,434.97)
9/20/2023	Buy	EAF	GRAFTECH INTERNATION	$3.67	8,624	($31,650.08)
9/20/2023	Buy	EAF	GRAFTECH INTERNATION	$3.58	8,718	($31,210.44)
9/20/2023	Buy	EAF	GRAFTECH INTERNATION	$3.58	30,000	($107,375.37)
9/20/2023	Buy	EAF	GRAFTECH INTERNATION	$3.53	400	($1,412.00)
9/20/2023	Buy	EAF	GRAFTECH INTERNATION	$3.52	372	($1,309.44)
9/19/2023	Buy	EAF	GRAFTECH INTERNATION	$3.45	13,400	($46,230.00)
9/19/2023	Buy	EAF	GRAFTECH INTERNATION	$3.43	8,013	($27,482.06)
9/18/2023	Buy	EAF	GRAFTECH INTERNATION	$3.86	19,798	($76,420.24)
9/18/2023	Buy	EAF	GRAFTECH INTERNATION	$3.86	28,451	($109,802.18)
9/18/2023	Buy	EAF	GRAFTECH INTERNATION	$3.83	22,154	($84,849.82)
9/18/2023	Buy	EAF	GRAFTECH INTERNATION	$3.81	4,621	($17,582.91)
9/15/2023	Buy	EAF	GRAFTECH INTERNATION	$3.95	1,714	($6,770.30)

32

The Nilesh Undavia Irrevocable Family Trust#1

Date	Action	Symbol	Description	Price	Quantity	Fees & Comm	Amount
03/18/24	Buy	EAF	GRAFTECH INTERNATION	$1.60	50,000		($79,997.79)
03/18/24	Buy	EAF	GRAFTECH INTERNATION	$1.60	50,000		($79,992.04)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.34	82,500		($110,541.23)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.34	32,000		($42,880.00)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.35	100,000		($134,998.76)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.35	100,000		($134,994.86)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.30	100,000		($129,998.00)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.29	5,500		($7,068.00)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.31	100,000		($130,587.27)
2/2/2024	Buy	EAF	GRAFTECH INTERNATION	$1.29	11,097		($14,290.13)
2/1/2024	Buy	EAF	GRAFTECH INTERNATION	$1.33	27,558		($36,652.14)
2/1/2024	Buy	EAF	GRAFTECH INTERNATION	$1.33	1,400		($1,862.00)
2/1/2024	Buy	EAF	GRAFTECH INTERNATION	$1.31	18,050		($23,638.82)
12/20/2023	Buy	EAF	GRAFTECH INTERNATION	$2.13	20,000		($42,565.56)
12/20/2023	Buy	EAF	GRAFTECH INTERNATION	$2.14	25,000		($53,483.68)
12/20/2023	Buy	EAF	GRAFTECH INTERNATION	$2.14	25,000		($53,500.00)
12/15/2023	Buy	EAF	GRAFTECH INTERNATION	$2.42	20,000		($48,400.00)
12/15/2023	Buy	EAF	GRAFTECH INTERNATION	$2.44	50,000		($122,000.00)
12/15/2023	Buy	EAF	GRAFTECH INTERNATION	$2.50	29,119		($72,797.50)
12/1/2023	Buy	EAF	GRAFTECH INTERNATION	$2.48	100,000		($248,181.23)
12/1/2023	Buy	EAF	GRAFTECH INTERNATION	$2.49	1,699		($4,229.32)
12/1/2023	Buy	EAF	GRAFTECH INTERNATION	$2.47	705		($1,741.35)
11/14/2023	Buy	EAF	GRAFTECH INTERNATION	$2.51	100,000		($251,000.00)
11/6/2023	Buy	EAF	GRAFTECH INTERNATION	$2.84	40,000		($113,575.68)
11/3/2023	Buy	EAF	GRAFTECH INTERNATION	$2.90	100,000		($289,943.25)
11/3/2023	Buy	EAF	GRAFTECH INTERNATION	$3.00	100,000		($299,609.39)
11/3/2023	Buy	EAF	GRAFTECH INTERNATION	$3.04	71,000		($215,738.75)
11/3/2023	Buy	EAF	GRAFTECH INTERNATION	$3.01	1,939		($5,831.29)
11/3/2023	Buy	EAF	GRAFTECH INTERNATION	$2.95	27,744		($81,807.65)
9/22/2023	Buy	EAF	GRAFTECH INTERNATION	$3.60	1,137		($4,092.70)
9/18/2023	Buy	EAF	GRAFTECH INTERNATION	$3.87	100,000		($386,970.30)
9/18/2023	Buy	EAF	GRAFTECH INTERNATION	$3.85	3,399		($13,083.15)
9/18/2023	Buy	EAF	GRAFTECH INTERNATION	$3.95	100,000		($394,859.48)
9/18/2023	Buy	EAF	GRAFTECH INTERNATION	$3.95	1,107		($4,372.65)
9/18/2023	Buy	EAF	GRAFTECH INTERNATION	$3.93	100		($393.00)
9/18/2023	Buy	EAF	GRAFTECH INTERNATION	$3.94	3,946		($15,565.38)

33

The Sophia Undavia Irrevocable Trust

Date	Action	Symbol	Description	Price	Quantity	Fees & Comm	Amount
2/6/2024	Buy	EAF	GRAFTECH INTERNATION	$1.36	82		($111.11)
1/10/2024	Buy	EAF	GRAFTECH INTERNATION	$1.62	22,000		($35,640.00)
12/13/2023	Buy	EAF	GRAFTECH INTERNATION	$2.42	18		($43.55)
12/12/2023	Buy	EAF	GRAFTECH INTERNATION	$2.50	7,900		($19,742.32)

The Jai Undavia Irrevocable Trust

Date	Action	Symbol	Description	Price	Quantity	Fees & Comm	Amount
2/6/2024	Sell	EAF	GRAFTECH INTERNATION	$1.35	-112	$0.02	$151.59
1/10/2024	Buy	EAF	GRAFTECH INTERNATION	$1.64	8,300		($13,612.00)
1/10/2024	Buy	EAF	GRAFTECH INTERNATION	$1.60	13,882		($22,207.90)
12/13/2023	Buy	EAF	GRAFTECH INTERNATION	$2.42	30		($72.60)
12/12/2023	Buy	EAF	GRAFTECH INTERNATION	$2.50	7,900		($19,750.00)

The Julia Undavia Irrevocable Trust

Date	Action	Symbol	Description	Price	Quantity	Fees & Comm	Amount
2/6/2024	Buy	EAF	GRAFTECH INTERNATION	$1.36	36		($48.90)
1/10/2024	Buy	EAF	GRAFTECH INTERNATION	$1.63	22,000		($35,860.00)
12/13/2023	Buy	EAF	GRAFTECH INTERNATION	$2.42	64		($154.88)
12/12/2023	Buy	EAF	GRAFTECH INTERNATION	$2.50	7,900		($19,746.63)

34

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give the Undavia Group your proxy FOR the election of the Nilesh Undavia for the Board of Directors by taking the following steps:

•	SIGNING the enclosed BLUE universal proxy card;

•	DATING the enclosed BLUE universal proxy card; and

•	MAILING the enclosed BLUE universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States); or

•	VOTING BY INTERNET using the unique “control number” and following the instructions that appear on your BLUE universal proxy card.

You may vote your shares virtually at the Annual Meeting; however, even if you plan to attend the Annual Meeting virtually, we recommend that you submit your BLUE universal proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Annual Meeting. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE universal voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact InvestorCom as set forth below.

If you have any questions, require assistance in voting your BLUE universal proxy card or need additional copies of the Undavia-Group’s proxy materials, please contact InvestorCom at the phone numbers listed below.

19 Old Kings Highway S. – Suite 130

Darien, CT 06820

Toll Free (877) 972-0090

Banks and Brokers call collect (203) 972-9300

proxy@investor-com.com

35

PRELIMINARY PROXY STATEMENT SUBJECT TO COMPLETION
DATED MARCH 25, 2024

GRAFTECH CORPORATION

2024 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF NILESH UNDAVIA.

THE BOARD OF DIRECTORS OF GRAFTECH CORPORATION
IS NOT SOLICITING THIS PROXY.

The undersigned appoints Nilesh Undavia and John Grau as attorney and agent with full power of substitution to vote all shares of common stock of GrafTech Corporation (the “Company”) which the undersigned would be entitled to vote if personally present at the fiscal year 2024 Annual Meeting of Stockholders of the Company scheduled to be held virtually at 8:00 A.M. Eastern Time on May 9, 2024 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Mr. Undavia a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO ITEM 1 OF THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” NILESH UNDAVIA, BUT THIS PROXY WILL NOT BE VOTED ON ANY OTHER ITEM.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with the Undavia Group’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

36

☒ Please mark vote as in this example

THE UNDAVIA GROUP STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” NILESH UNDAVIA AND NOT TO VOTE “FOR” THE TWO COMPANY NOMINEES LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES FOR UP TO TWO (2) NOMINEES.

IMPORTANTLY, IF YOU MARK MORE THAN TWO (2) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

IF YOU MARK FEWER THAN TWO (2) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, WE WILL VOTE YOUR SHARES ONLY AS DIRECTOED.

IF YOU HAVE PROVIDED NO DIRECTION WITH RESPECT TO THE ELECTION OF DIRECTORS, WE WILL VOTE YOUR SHARES “FOR” MR. UNDAVIA.

FOR ITEMS OTHER THAN THE ELECTION OF DIRECTORS (ITEMS 2 AND 3), YOUR SHARES WILL BE VOTED ON THE BLUE CARD ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED AS TO HOW TO VOTE YOUR SHARES ON THESE ITEMS, YOUR SHARES WILL NOT BE VOTED ON THESE ITEMS.

1.	To elect two directors to hold office each for a three-year term expiring at the Company’s 2027 Annual Meeting of Stockholders or until his or her respective successor is elected or qualified.

UNDAVIA GROUP NOMINEE OPPOSED BY THE COMPANY

(a)	Nilesh Undavia	☐ FOR ☐ WITHHOLD

COMPANY NOMINEES OPPOSED BY THE UNDAVIA GROUP

(a)	Debra Fine	☐ FOR ☐ WITHHOLD

(b)	Anthony R. Taccone	☐ FOR ☐ WITHHOLD

2. MANAGEMENT PROPOSAL: Ratify the selection of Deloitte & Touche LLP as our independent registered public firm for 2024.	For ☐ Against ☐ Abstain ☐
3. MANAGEMENT PROPOSAL: Approve, on an advisory basis, our named executive officer compensation.	For ☐ Against ☐ Abstain ☐

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.

37